Exhibit 99.1

EUDA Subsidiary CK Health Plus Expands into India in Strategic Partnership with SafeRock India

SINGAPORE, Oct. 23, 2025 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) (“EUDA” or the “Company”), a Singapore-based non-invasive healthcare provider in Asia focused on Singapore, Malaysia, and China, today announced that its wholly-owned subsidiary, CK Health Plus Sdn. Bhd. (“CK Health Plus”), will expand into the Indian market through a strategic master license and representative partnership with SafeRock India Private Limited (“SafeRock India”), a SafeRock India Private Limited leading systems integration and infrastructure solutions companies in India.

Market Opportunity and Growth Potential

India is emerging as one of the most dynamic frontiers in the global wellness and preventive healthcare industry. The nation’s rapidly growing middle class, accelerating urbanization, and increasing focus on long-term health have created ideal conditions for a new wave of wellness innovation. A shift is underway as consumers increasingly seek healthier lifestyles, longevity, and self-care with trusted, science-based solutions that align with modern living.

Partnering for Rapid Strategic Market Entry

This partnership marks CK Health Plus’ entry into one of the world’s largest and fastest-growing wellness and direct selling markets. SafeRock India, a Bangalore-based company with deep roots in technology integration and a nationwide network, will spearhead CK Health Plus’ expansion across major cities including Mumbai, Bangalore, and Karnataka, with future plans to extend into additional key regions.

Building a Sustainable Wellness Ecosystem

The partnership combines CK Health Plus’ cutting-edge Bioenergy Capsule Therapies and EUDA Helixé supplements with SafeRock India’s strong operational presence and extensive local network. Together, both companies aim to build a sustainable wellness ecosystem that empowers individuals with preventive health solutions and entrepreneurial opportunities through CK Health Plus’ network marketing platform.

Executive Commentary

Mr. Alex Lai, CEO of CK Health Plus, commented:

“Our partnership with SafeRock India represents the next frontier in our regional expansion. SafeRock India’s proven infrastructure and trusted market presence give CK Health Plus the reach and foundation needed to deliver scientifically-backed wellness solutions across India. This partnership embodies our mission to bring preventive healthcare and longevity solutions to every community through innovation, accessibility, and trust.”

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s and CK Health Plus’ control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.